

GRASIM
ADITYA BIRLA GROUP

March 17, 2006


06012327

Bombay Stock Exchange Ltd.
Corporate Relationship Department
1st floor, New Trading Ring
Rotunda Building, P J Towers, Dalal Street
Fort, Mumbai - 400 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, Bandra-Kurla Complex
Bandra (East), Mumbai - 400 051

Dear Sirs,

Sub: **The Aditya Birla Group to Invest US$ 350 Million for Plantations And Pulp Plant in Laos**

We are sending herewith a copy of the Press Release of date issued on the above subject by our Group.

This is for your information.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl: as above

Cc: **Luxembourg Stock Exchange**
Market & Surveillance Dept.,
P.O. Box 165, L-2011 Luxembourg
Grand Duchy of Luxembourg, Europe

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

Citi Bank N.A.
Custodial Services
77 Ramnord House
Dr. Annie Besant Road
Worli, Mumbai – 400 025

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-5652 5000 / 2499 5000 • Fax. 91-22-5652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)


ADITYA BIRLA GROUP

PRESS RELEASE

THE ADITYA BIRLA GROUP TO INVEST US $ 350 MILLION FOR PLANTATIONS AND PULP PLANT IN LAOS

The Aditya Birla Group today announced an investment of US $ 350 million in Lao People's Democratic Republic (Laos) for setting up of a project to raise pulp wood specie plantations and a pulp plant for its Viscose Staple Fibre (VSF) business. Grasim Industries Limited, India, Thai Rayon Public Co. Ltd., Thailand, and PT Indo Bharat Rayon, Indonesia, - all of whom belong to the Aditya Birla Group, will invest in this project as equity holders.

The Group has secured 50,000 hectares of land from the Government of Laos on lease for a 75 year period. Eucalyptus plantations which would be raised on the land would provide the feed for the Pulp Plant.

The project is to be implemented in two phases, first the plantation phase and second – the setting up of the Dissolving Pulp Plant, given that Eucalyptus plantations normally have a growth cycle of 7 years. The commissioning of the Pulp Plant would coincide with the harvest of the first plantation, i.e., the 7th year. The pulp produced in Laos would be exported to the Group's Rayon Fibre manufacturing units in India, Thailand and Indonesia, as well as newer locations.

Avers Mr.Kumar Mangalam Birla, the Aditya Birla Group Chairman, "This integrated plantation and Pulp Plant project with a 200,000 tpa capacity, is a forward step, planned ahead of time to ensure that our future expansion needs are met".

"In the Cellulosic Fibre business, we are in a leadership position globally and our intent is to grow the business exponentially. We will be requiring far larger quantities of pulp as our plans fructify. Our strategy to maintain our edge dictates the setting up holistic backward integration from the plantation to the final VSF production", Mr. Birla added.

Mr. Shailendra Jain, Director, the Group's Pulp & Fibre business, stated that "Laos is at the take-off stage of economic growth and our entry is just rightly timed to leverage the liberal foreign investment environment there. Laos is also strategically located to support our rayon fibre manufacturing plans in the South East Asia region where the textile hubs are growing".

The Aditya Birla Group's seven Pulp and Fibre Plants span India, Thailand, Indonesia and Canada, with a collective capacity in excess of 775,000 tpa.

A US$ 8 billion conglomerate, with a market capitalisation in excess of US$ 11 billion, the Aditya Birla Group is anchored by an extraordinary force of 72,000 employees belonging to over 20 different nationalities. Over 30 per cent of its revenues flow from its operations across the world. The Group's products and service offer distinctive customer solutions. Its 72 state-of-the-art manufacturing units and sectoral services span India, Thailand, Indonesia, Malaysia, Philippines, Egypt, Canada, Australia and China.

17th March 2006